

Mail Stop 4631

January 3, 2017

<u>Via E-mail</u>
Mr. Thomas R. Loftus
Chief Financial Officer
VSE Corporation
6348 Walker Lane
Alexandria, VA 22310

       Re: **VSE Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed March 3, 2016
               File No. 0-3676

Dear Mr. Loftus:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ W. John Cash

                     W. John Cash
                     Accounting Branch Chief
                     Office of Manufacturing and Construction